Icahn Capital L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153

Andrew Langham, Assistant General Counsel	Direct Dial: (212) 702-4382
Email: alangham@sfire.com

May 8, 2013

Via EDGAR, Email and Federal Express

United States Securities and Exchange Commission
Division of Corporation Finance -- Office of Mergers & Acquisitions
One Station Place – 100 F Street, N.E.
Washington D.C. 20549-3628
Attention:  Ms. Peggy Kim, Special Counsel

Re:	Transocean Ltd. (“Transocean” or the “Company”)
Soliciting Material filed by Icahn Partners et al.
Filed April 30, 2013
File No. 0-53533

Dear Ms. Kim:

Set forth below, on behalf of Icahn Enterprises Holdings L.P., a limited partnership governed by the laws of Delaware, Icahn Partners LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund II LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund III LP, a limited partnership governed by the laws of Delaware, High River Limited Partnership, a limited partnership governed by the laws of Delaware, Hopper Investments LLC, a limited liability company governed by the laws of Delaware, Barberry Corp., a corporation governed by the laws of Delaware, Icahn Onshore LP, a limited partnership governed by the laws of Delaware, Icahn Offshore LP, a limited partnership governed by the laws of Delaware, Icahn Capital LP, a limited partnership governed by the laws of Delaware, IPH GP LLC, a limited liability company governed by the laws of Delaware, Icahn Enterprises G.P. Inc., a corporation governed by the laws of Delaware, Beckton Corp., a corporation governed by the laws of Delaware, and Carl C. Icahn, an individual (collectively, the “Icahn Entities”), are responses to the comments contained in the letter (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by Andrew Langham, Assistant General Counsel to Icahn Enterprises L.P. and certain affiliates, via email on April 30, 2013, relating to an article entitled “Icahn board nominee at Transocean faces criminal case in Spain”, appearing in the Houston Chronicle on April 29, 2013.   This letter is being filed with the Commission electronically today.  In addition to the electronic filing, we are delivering via email and federal express a hard copy of this letter.

For the convenience of the Staff, each of the Staff’s comments is reproduced in italics and is followed by the corresponding response of the Icahn Entities.

Soliciting Material

General

1.
Please refer to the article entitled, “Icahn board nominee at Transocean faces criminal case in Spain,” appearing in the Houston Chronicle on April 29, 2013. Item 7(b) of Schedule 14A and Item 401(f)(2) of Regulation S-K require disclosure of a legal proceeding if a nominee “is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses).” Please advise us as to why you did not disclose the pending criminal proceeding in your proxy statement.

The Icahn Entities respectfully advise the Staff that the Icahn Entities did not disclose the matter concerning Jose Maria Alapont discussed in the Houston Chronicle article because, based on the facts of the case, the Icahn Entities do not believe disclosure is required by Item 7(b) of Schedule 14A or Item 401(f)(2) of Regulation S-K.

The applicable rules require disclosure of any of the events identified in Item 401(f) of Regulation S-K that “occurred during the past ten years and that are material to an evaluation of the ability or integrity” of such person nominated to become a director of the registrant.  One of the applicable events relates to criminal matters that are identified in Item 401(f)(2), which provides: “Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses).”

The Icahn Entities have reviewed a number of materials and have held multiple discussions with Mr. Alapont and the Spanish lawyers at the law firm Garrigues who are representing certain of the directors involved in the proceeding.  In addition, Mr. Alapont previously served as Chief Executive Officer and a director of Federal-Mogul Corporation.  In connection with their disclosure obligations, Federal Mogul previously conducted a thorough analysis of the matter to determine whether it gave rise to a disclosure obligation.  Representatives of the Icahn Entities were previously involved with the analysis conducted by Federal Mogul.  Based on its analysis, Federal Mogul concluded disclosure of the matter was not required.  Since the Houston Chronicle article was published, the Icahn Entities have held additional conversations with internal counsel at Federal Mogul to reconfirm the analysis.

Based on the Icahn Entities’ review of materials and discussions with Mr. Alapont, the lawyers at Garrigues and internal counsel at Federal Mogul, the Icahn Entities respectfully advise the Staff that the matter referenced in the Houston Chronicle article involves the following circumstances:

•	Mr. Alapont previously served on the board of directors of a Spanish subsidiary of Valeo (the “Valeo Subsidiary”);
•	Approximately 20 years ago, the Valeo Subsidiary sold a manufacturing facility in Murcia, Spain that closed later that same year;
•	As a result of the closure, unions, as well as a group of employees commenced litigation against the Valeo Subsidiary, its directors and its executive officers;
•	Mr. Alapont’s involvement with the matter solely arises as a result of his position as a director of the Valeo Subsidary;
•	The proceeding was originally filed in 1997;
•	As part of the litigation, a local prosecutor in Murcia, Spain became involved;
•	Mr. Alapont has never been served by the court;
•	Mr. Alapont’s only involvement was to appear as a voluntary witness in 2002;
•	The litigation seeks the payment of monetary damages for an amount of €10 million which, if so declared, would be paid by Valeo.

In addition to the background described above, after reading the Houston Chronicle article the lawyers at Garrigues identified a material mistake in the article.  The article provides a number of quotations from Soledad Carceles Aleman, who is referred to as “one of the prosecutors handling the case”.  However, according to the lawyers from Garrigues, Ms. Carceles is not a prosecutor.  As stated by the lawyers from Garrigues:

Please be so kind to be informed that Mrs. Soledad Cárceles Alemán is the procedural representative ("Procurador" in Spanish) of the former workers of Valeo that filed the complaint against the managers of Valeo in Murcia in the year 1997. Thus, Mrs. Soledad Cárceles Alemán is a person specifically hired by the complainants to submit on their behalf writs before the Court of Murcia. So, all her statements will be based on the opinions of the former workers to whom she represents before the Court.

Given the foregoing, Mrs. Cárceles is not a "public prosecutor", nor a civil servant neither part of the Spanish administration of Justice. She is just a solicitor engaged by the complainants.

Based on the above, the Icahn Entities believe it is important to read Ms. Carceles’ characterizations of Mr. Alapont and the case in the appropriate context, i.e. she is the advocate of the former workers, not a government prosecutor.

Based on the Icahn Entities’ review of materials and discussions with Mr. Alapont, the lawyers at Garrigues and internal counsel at Federal Mogul, the Icahn Entities concluded disclosure of the above discussed matter is not required by the applicable rules.  First, despite being a public figure in Spain, Europe and the United States, Mr. Alapont has never been served in connection with this matter.  As a result, he has never been notified to be the “subject of a pending criminal proceeding.”  As a matter of fact, his only involvement in the matter has been to appear as a voluntary witness in 2002.

Second, even if Mr. Alapont had been served, and was therefore a “subject of a pending criminal proceeding”, the Icahn Entities, based on its review of materials and discussions with Mr. Alapont, the lawyers at Garrigues and internal counsel at Federal Mogul, do not believe the matter is material, and it is certainly not material to an evaluation of Mr. Alapont’s ability or integrity.  Mr. Alapont has had a long and successful career in a number of international industrial corporations including in Europe and the United States.  His ability and integrity to serve as a director of Transocean is firmly established based on 40 years of professional experience including serving as Chief Executive Officer and director of public companies in the United States and Europe.  More importantly, neither his ability nor integrity should be questioned as a result of the matters discussed in the Houston Chronicle article.  As discussed above, Mr. Alapont’s involvement with the case arises solely as a result of being a director of the Spanish Subsidiary when it sold a local manufacturing facility that closed later that year in Murcia, Spain 20 years ago, and he has never been served in connection with such matters.

Third, the sale and subsequent closing of the manufacturing facility and the commencement of the related proceeding both occurred more than ten years ago.  Although the matter remains pending, and therefore perhaps not technically outside of the ten year cut-off period, because the event and commencement of the proceeding occurred almost 20 years ago, and the subsequent procedural events have been so slow that a number of people the Icahn Entities discussed the matter with actually referred to it as “dormant”, the Icahn Entities believe the age of the case, combined with the lack of meaningful procedural advancement and the unfortunate possibility that this case could continue in the Spanish legal system indefinitely, are significant factors in assessing the applicability of the ten year cut-off period.  Of course, the Icahn Entities have not relied on this factor exclusively in determining disclosure is not required; it is merely being identified to the Staff as an additional reason for not disclosing.

The Icahn Entities recognize that the matters discussed above are the subject of proceedings pending in the Spanish legal system and involve events that occurred almost twenty years ago in Spain.  If the Staff would like to further discuss these matters with Mr. Alapont or the lawyers at Garrigues, the Icahn Entities would happily arrange.

If you have any questions regarding this filing, please contact the undersigned at (212) 702-4382 or alangham@sfire.com.

Very truly yours,

Andrew Langham